SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 3)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

 (Title of Class of Securities)

16938G 107

 (CUSIP Number)

March 31, 2016

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16938G 107	13G/A	Page 2 of 10 Pages
1.	NAMES OF REPORTING PERSONS Parker International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 16938G 107	13G/A	Page 2 of 10 Pages
1.	NAMES OF REPORTING PERSONS Aurec Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,797,940 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,797,940 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,797,940 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of 3,797,940 Ordinary Shares of the Issuer that the Reporting Person received from Shmuel Meitar on March 31, 2016.

(2)
This percentage is based on 59,770,311 Ordinary Shares of the Issuer outstanding as of March 31, 2015, which information was disclosed by the Issuer in its annual report on Form 20-F for the year ended December 31, 2014, which it filed with the Securities and Exchange Commission on April 28, 2015.

CUSIP No. 16938G 107	13G/A	Page 3 of 10 Pages
1.	NAMES OF REPORTING PERSONS Shmuel Meitar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,797,940 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,797,940 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,797,940 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 3,797,940 Ordinary Shares of the Issuer held by Aurec Capital Ltd., with respect to which the Reporting Person possesses shared voting and dispositive power due to his ultimate beneficial ownership of substantially all equity interests of Aurec Capital Ltd.

(2)
This percentage is based on 59,770,311 Ordinary Shares of the Issuer outstanding as of March 31, 2015, which information was disclosed by the Issuer in its annual report on Form 20-F for the year ended December 31, 2014, which it filed with the Securities and Exchange Commission on April 28, 2015.

Item 1(a).    Name of Issuer:

     The name of the issuer is China Digital Holding Co, Ltd. (the “Issuer”).

Item 1(b).    Address of Issuer’s Principal Executive Offices:

         The Issuer’s principal executive offices are located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China 100085.

Item 2(a).   Name of Person Filing:

The following entities and individual, listed in (i)-(iii) below and referred to herein collectively as the “Reporting Persons”, are filing this Amendment No. 3 (this “Amendment No. 3”) to their Statement of Beneficial Ownership on Schedule 13G, filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2014 (the “Statement”), as previously amended by Amendment No. 1 thereto, filed with the SEC on February 11, 2015, and Amendment No. 2 thereto, filed with the SEC on February 11, 2016:

(i)	Parker International Limited (“Parker International”)
(ii)	Aurec Capital Ltd. (“Aurec Capital”)
(iii)	Shmuel Meitar

Shmuel Meitar is the ultimate beneficial owner of all equity interests of Parker International and essentially all equity interests of Aurec Capital.

The Reporting Persons are filing this Amendment No. 3 in order to report (i) the transfer of 3,797,940 Ordinary Shares (as defined in Item 2(d) below) from Shmuel Meitar to Aurec Capital, which was consummated on March 31, 2016, and (ii) the sale by Parker International Limited to an unrelated third party of the remaining 142,857 Ordinary Shares that it had held, in March 2016.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Parker International: Hirzel House, Smith Street, St. Peter Port, Guernsey, GY1 2NG
(ii)	Aurec Capital: 16 Abba Hillel Road, Ramat Gan 52506, Israel
(iii)	Shmuel Meitar: 16 Abba Hillel Road, Ramat Gan 52506, Israel

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Parker International— Guernsey
(ii)	Aurec Capital— Israel
(iii)	Shmuel Meitar— Israel

Item 2(d).   Title of Class of Securities:

This Amendment No. 3 relates to the ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).   CUSIP Number:

The CUSIP number of the Ordinary Shares is 16938G 107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Parker International

(a)	Amount beneficially owned: 0 Ordinary Shares
(b)	Percent of class*: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Aurec Capital

(a)	Amount beneficially owned: 3,797,940 Ordinary Shares
(b)	Percent of class*: 6.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,797,940
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 3,797,940
(iv)	Shared power to dispose of or to direct the disposition of: 0

I.	Shmuel Meitar

(a)	Amount beneficially owned: 3,797,940 Ordinary Shares
(b)	Percent of class*: 6.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,797,940**
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 3,797,940**

*     All ownership percentages reflected in this Amendment No. 3 are based on 59,770,311 Ordinary Shares of the Issuer issued and outstanding as of March 31, 2015, which number was disclosed by the Issuer in its annual report on Form 20-F for the year ended December 31, 2014, which it filed with the SEC on April 28, 2015.

**   Comprised of 3,797,940 Ordinary Shares held by Aurec Capital, with respect to which Mr. Meitar possesses shared voting and dispositive power due to his ultimate beneficial ownership of substantially all equity interests of Aurec Capital.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒  (with respect to Parker International only)

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER INTERNATIONAL LIMITED

By:  /s/ Yonit Tzadok
Name: Yonit Tzadok
Title: Director

By:  /s/ Urs Suter
Name: Urs Suter
Title: Director

AUREC CAPITAL LTD.

By: /s/ Avi Heller
Name: Avi Heller
Title: Chief Executive Officer

By: /s/ Noa Drieblatt
Name: Noa Drieblatt
Title: Chief Financial Officer

/s/ Shmuel Meitar
SHMUEL MEITAR

Dated: April 14, 2016

EXHIBITS

Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)